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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

[X] FORM 10-K for period ending 4/30/2000

                        Part I - Registration Information

Full Name of Registrant:                Leading Edge Earth Products, Inc.
Former name if applicable:              Not applicable
Address of Principal Executive Office:  319 Nickerson St. #186, Seattle, WA
                                        98109

                        Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-k, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III Narrative

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period:

The subject form 10-K cannot be timely filed without unreasonable effort or Expense.

                           Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

James R. Medley, Treasurer                        206-322-8414

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed: If the answer is no, identify report. [X] Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]

Date July 12, 2000                      Leading Edge Earth Products, Inc.
By: James R. Medley, Treasurer



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Exhibit to 12b-25


Rule 12b-25(c) Statement


        The audit field work for the audit of Leading-Edge Earth Products, Inc. cannot be completed timely and without unreasonable time and expense due to conflicts in travel schedules related to the audit work.

                                    Sincerely,

                                    /s/ W. ALAN JORGENSEN         7/12/00
                                    ------------------------
                                    W. Alan Jorgensen, CPA
                             (auditor for Leading-Edge Earth Products, Inc.)